metabolic

RECEIVED

2007 AUG 22 A 4:59

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

14 August, 2007

07026148

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

Dear Sir/Madam,

SUPPL

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	**To:**	**Title**	**No of Pages**
25 July 2007	ASX	Quarterly Investor Update	3
14 August 2007	ASX	Metabolic Discontinues Clinical Trial Program for Pain Drug	3

PROCESSED

AUG 27 2007

THOMSON
FINANCIAL

Yours faithfully,
Metabolic Pharmaceuticals Limited

BShave

Belinda Shave
Financial Controller & Company Secretary

dlw 8/23

(MPSEC14-8-07.doc)

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862

Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	25-Jul-2007
Time	14:47:50
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Quarterly Investor Update

QUARTERLY INVESTOR UPDATE

NUMBER 18, 25 JULY 2007

metabolic

Key features

- **Phase 2A sciatica trial completed and data currently being analysed**
- **Project pipeline update – *ACV1* and *Oral Peptide Delivery Platform***
- **Board changes and 2007 Annual Report**

CEO OVERVIEW FROM DR ROLAND SCOLLAY

Welcome to our Quarterly Investor Update covering news from the second quarter of 2007.

Our lead drug, *ACV1*, is currently being investigated in a Phase 2A human clinical programme. The first trial in this programme is a safety and tolerability study for patients with sciatic neuropathic pain. Further information regarding this programme is featured on page 2 of this update.

All patient treatments have been completed in the sciatica trial. Data and samples from the trial have been sent to independent experts for analysis and interpretation. This is a lengthy process which can take several weeks. **We expect results will be reported by mid-August 2007.**

We have several milestones to monitor during the remainder of the year and expect these to generate steady news flow.

Upcoming milestones:

- Results of the first Phase 2A trial for *ACV1* in patients with sciatic neuropathic pain
- Results of animal studies exploring *AOD9604* for osteoporosis
- Report progress with preclinical studies on *NRP* compounds
- Progression of an oral version of *ACV1* into formal preclinical development
- Results of animal studies exploring effectiveness of potential new oral versions of peptide drugs created using Metabolic's *Oral Peptide Delivery Platform*

Whilst our pipeline includes a range of varied projects (see below), the loss of our obesity programme highlights for investors the risks inherent in developing new drugs. Risk for individual drugs cannot be reduced significantly as the drug development process is, by its nature, unpredictable.

The best way to reduce corporate risk is to expand the pipeline. Metabolic is actively evaluating new opportunities in this regard, with a view to adding further projects to our pipeline and leveraging the extensive clinical trial expertise the Company has acquired over the course of running a wide variety of clinical trials.

Dr Roland Scollay has been CEO of Metabolic since February 2005 and served as a non-executive Director from November 2002.

METABOLIC'S PROJECT PIPELINE



R&D
Preclinical
Phase 1
Phase 2
Phase 3
Current global market
Neuropathic Pain
ACV1 - Injected
More than US$2B, expected to continue growing
Osteoporosis
AOD9604 - Oral
AOD9604 for osteoporosis may be able to proceed directly to Phase 2A as it has already been tested in human subjects
Approx. US$7B, moderate to high growth potential
Nerve Protection / Regeneration
JV with Neuren
Approx. US$1B, with high growth potential
Neuropathic Pain
ACV1 - Oral
More than US$2B, expected to continue growing
Type 2 Diabetes
ADD
Approx. US$10B, with high growth potential
Oral Peptide
Delivery Platform
Technology to redesign existing injected peptide drugs so that they can be taken orally – could foster multiple out-licensing opportunities. Proof-of-concept established in November 2006, with the creation of an oral version of ACV1.

PIPELINE NEWS

- **The Phase 2A trial for *ACV1* in patients with neuropathic sciatic pain has been completed**
- **Data and samples have been sent to independent experts for analysis and interpretation - results are expected to be available by mid-August 2007**
- **Animal studies underway to test Metabolic's technology on a range of peptide drugs**

Neuropathic Pain

ACV1 is designed to treat patients with neuropathic pain, a chronic condition triggered by damage to nerves throughout the body by a variety of causes. Metabolic is currently running a Phase 2A exploratory programme to investigate the safety, pharmacodynamics, pharmacokinetics and tolerability of *ACV1* in patients with neuropathic pain. The first trial in this programme, in patients with sciatic neuropathic pain, has now been completed. The data from the trial are being analysed and interpreted and a full report is expected to be made public by mid-August 2007.

The second trial in the programme has commenced, and recruitment for patients with diabetic neuropathic pain or post-herpetic neuralgia is underway. Results of this trial are expected to be available during the first half of 2008, but as with all clinical trials, this is dependent on a numbers of factors including the progress of recruitment.

ACV1 is currently administered by subcutaneous injection, however, an oral version has been developed and is currently being tested in animals.

The market for existing neuropathic pain drugs is valued at more than US$2 billion a year and expected to continue growing.

Oral Peptide Delivery Platform

Metabolic's proprietary *Oral Peptide Delivery Platform* has been used to create potentially new oral versions of injected peptide drugs so that they can be swallowed. Earlier this year, the Company created oral versions of several peptide drugs and these are currently being tested in animal studies. If this technology can be used to develop effective oral versions of even a small proportion of the peptide drugs available, this could provide Metabolic with multiple out-licensing opportunities.

CORPORATE NEWS

- **Mr Rob Stewart elected as Chairman**
- **Dr Arthur Emmett (outgoing Chairman) continues as a non-executive Director**
- **Resignation of Dr Evert Vos, Mr Patrick Sutch and Ms Robyn Baker**
- **Shareholders will be sent important information regarding the Annual Report in August 2007**

Board changes and 2007 Annual Report

In April 2007 several changes were made to the Board of Directors, including the appointment of a new Chairman, Mr Rob Stewart. Mr Stewart is a company Director and management consultant with experience in the biotech industry and other technologically based companies as well as the legal profession. Dr Arthur Emmett (outgoing Chairman) has served on the Board since the Company's inception in 1998, and his wealth of pharmaceutical company experience will continue to benefit Metabolic in his role as an independent, non-executive Director.

Mr Don Clarke joined the Board as a non-executive Director. He is a partner in legal firm, Minter Ellison, and is also a Director of *Circadian Technologies*, Metabolic's largest shareholder. Mr Patrick Sutch, Ms Robyn Baker and Dr Evert Vos have resigned as Directors. The process of Board refreshment is ongoing and Metabolic will continue to search for suitable Directors to ensure the appropriate mix of skills and experience on the Board.

Metabolic's 2007 Annual Report is currently being prepared and will be published in early October 2007. A recent legislative change relieves public companies of the obligation to send hard copies of their Annual Report, unless a shareholder specifically requests one. This is an excellent government initiative to reduce the environmental and financial burden of the Annual Report. To this end, Metabolic will ensure an interactive online version is available and further information about this change will be sent to all shareholders in the coming weeks.

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862

Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	14-Aug-2007
Time	09:47:41
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Metabolic discontinues clinical trial program for pain drug

metabolic

ASX Announcement

ASX code: MBP

Metabolic discontinues clinical trial programme for neuropathic pain drug, ACV1

Melbourne. 14 August 2007. Metabolic Pharmaceuticals Limited ("Metabolic") advises that it does not intend at the present time to continue the development of *ACV1* as a compound to treat neuropathic pain.

Despite the Phase 2A trial of *ACV1* in sciatic neuropathic pain having been recently completed, the results of that trial (which are yet to be fully analysed) have been overshadowed by the results of contemporaneous *in vitro* studies on the ability of *ACV1* to block the human α9α10 nicotinic acetylcholine receptor (nAChR), the probable target of *ACV1*.

This second study, which was commenced shortly after the α9α10 nAChR was identified as the probable molecular target for *ACV1* in rats, was undertaken to accurately inform dose selection in future clinical trials. While there is normally similar activity of drug candidates across human and rodent receptors, the study results showed that *ACV1* is dramatically less able to block the human α9α10 nAChR than it is to block the equivalent rat receptors.

What this means for the ACV1 pain programme

This lower ability of *ACV1* to block the human α9α10 nAChR means that much larger doses of *ACV1* than the dose used in the recently completed Phase 2A trial would be necessary to see effects in humans. Doses at the required level are unlikely to be feasible (impractical to inject and cost of goods prohibitive). The Company has therefore concluded that the *ACV1* clinical programme is no longer tenable. As a consequence of that decision, the ongoing Phase 2A trial of *ACV1* in diabetic neuropathic pain and post-herpetic neuralgia (shingles related pain) will also be stopped.

No further *ACV1* trials are foreseen.

What this means for Metabolic

With the closure of the *ACV1* project, the focus of the Company's research and development will be the *Oral Peptide Delivery Platform.* Encouraging progress has been made on this project in recent months.

The objective of Metabolic's proprietary platform is to create new versions of injected peptide drugs that can be taken orally (swallowed). In rodent studies, this platform technology has now been used to orally deliver a number of previously injected peptide drugs. All internal research efforts will now focus on the oral delivery of certain high value peptide drugs (for example, insulin) and further development of the platform for broader application. The research activities around this platform will now be accelerated and expanded.

The Board believes that this platform technology has significant potential value. It should be pointed out, however, that the *Oral Peptide Delivery Platform* remains a research project at the preclinical stage and no drug candidates are expected to be ready for clinical trials for at least 18 months. In the Board's view it

would be desirable to balance this activity with the in-license of one or more clinical stage projects if appropriate projects can be identified.

Outside of the development of the *Oral Peptide Delivery Platform* technology, the Company's activities will primarily be:

- Completion of the present research activities around the use of *AOD9604* as an osteoporosis drug. On finalisation of this work, the Company will seek to out-license further development of the drug. The Company does not intend to continue development itself; and

- Seeking new opportunities to in-license one or more clinical stage projects.

Metabolic has approximately $18 million in cash reserves. With the cessation of the Company's clinical trial programme for *ACV1*, the Company has sufficient cash resources to fund development of the *Oral Peptide Delivery Platform* through the next stage.

For further information, contact:
Diana Attana - Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61 3 9860 5700

About Metabolic

Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is a Melbourne based, ASX listed biotechnology company with 300 million shares on issue. Metabolic's main focus is to take innovative drugs, with large market potential, through formal preclinical and clinical development. The Company is primarily developing a platform for the oral delivery of existing injected peptide drugs. This platform has potential for use by other companies developing peptide drugs. For more information please visit the Company's website at www.metabolic.com.au.

Inherent Risks of Investment in Biotechnology Companies

There are many inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialisation and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in companies specialising in these, such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statement

Certain statements in this ASX Announcement may contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Metabolic undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this update. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Limited Annual Report for the year ended June 30, 2006, copies of which are available from the Company or at www.metabolic.com.au.

END